ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

T A B L E    O F    C O N T E N T S

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.1	Date

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited consolidated financial statements of Rockwell Diamonds Inc. ("Rockwell", or the "Company") for the nine months ended November 30, 2008 and the audited consolidated financial statements for the nine months ended February 29, 2008, prepared in accordance with Canadian generally accepted accounting principles, and publicly available on SEDAR at www.sedar.com.

In December 2007, the Company’s Board of Directors approved a resolution to change the Company’s year end from May 31, 2008 to February 29, 2008.

This MD&A is prepared as of January 14th, 2009. All dollar figures stated herein are expressed in Canadian dollars, unless otherwise specified.

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.

1.2	Overview

Rockwell Diamonds Inc. ("Rockwell" or the "Company") is engaged in the business of alluvial diamond production. The Company has also investigated other potential acquisitions which would provide accretive value to Rockwell. In the light of current financial and diamond market conditions the Company is unlikely to progress acquisition opportunities until such time as market conditions improve.

1.2.1	Summary

During the nine months of fiscal 2009, the Company operated three alluvial diamond mines and one development property. During this period the company finalised the commissioning of the new final recovery, and began the commissioning of the new processing facility at the Saxendrift property.

Following the work stoppages of the 2nd quarter full operation were resumed on September 3, 2008. The Wouterspan mining operation was reorganised to lower the unit production cost.

In the three month period ended November 30, 2008:

  5,981.25 carats were produced at the Holpan/Klipdam, Wouterspan and Saxendrift operations

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

  1,997.94 carats were sold at an average price of US$6,762.76 per carat

  Revenues from sales were $16.2 million. (Raw sales $13.5 million, beneficiated sales $2.7 million)

  Cost of sales and amortization totalled $6.5 million, resulting in an operating profit of $9.5 million for the period.

  Net general and administrative expenses amounted to $1.9 million, offset by a net tax recovery of $134,035 resulted in a net profit of $4.5 million or $0.02 per share.

In the nine months ending November 30, 2008:

  16,558.09 carats were produced from operations at Holpan/Klipdam, Wouterspan and Saxendrift.

  11,965.58 carats were sold at an average price of US$2,538.43 per carat.

  Revenues from sales of $33.3 million, inclusive of revenue received from contract diamond sales of $13.3 million.

  Cost of sales and amortization totalled $24.1 million, resulting in an operating profit of $9.5 million for the period.

  Net general and administrative expenses amounted to $6.5 million, offset by a net tax recovery of $1.2 million, and the loss on the sale of a discontinued operation of $203,338 resulted in a net profit of $1.4 million or $0.01 per share.

Diamonds in inventory at November 30, 2008 totalled 5,619.24 carats.

In August 2008, the Company acquired some 12,254 hectares in additional prospecting permits in the North Cape Province, a number of which are adjacent to the Wouterspan and Saxendrift operations.

On September 9, 2008, Pala Investments Holdings Limited (“Pala”) made an unsolicited offer to acquire all of the outstanding shares of Rockwell for $0.36 per share (“the Offer”). After careful consideration, including consultation with its independent financial and legal advisors and recommendation from a special committee, Rockwell’s Board concluded that the Offer significantly undervalues Rockwell and was not in the best interests of its shareholders. Management recommended to shareholders to reject the Offer.

A Directors’ circular was mailed to shareholders on September 22, 2008. This offer was subsequently withdrawn by Pala.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

The commissioning of the new Saxendrift high volume wet rotary pan plant comprising four modular scrubber and 18foot pans was conducted during November 2008. This plant will start production and ramp-up during the fourth quarter of fiscal 2009.

Full scale pre-commissioning trials of the new final recovery facility at the Saxendrift operation began three weeks ahead of schedule in September 2008. The facility incorporates seven, flow-sort X-ray recovery machines, a state of the art optical sort machine, hands-off diamond recovery units with built-in secure storage capability and security monitoring. The flow sort X-ray recovery units are configured to process and recover diamonds in the size fraction +2 mm to 32 mm at a high level of throughput and efficiency, and will recover diamonds of up to about 210 carats in size. In addition, an optical sort machine has been integrated that will also allow recovery of considerably larger stones up to about 500 carats in size.

1.2.2	Financings

In fiscal year ended May 31, 2007, the Company completed two significant equity financings. During the nine month period ended February 29, 2008, the Company completed a brokered private placement financing. There were no financings completed during nine months ended November 30, 2008.

$21 million private placement financing

In November 2006, Rockwell completed a private placement of $21 million, consisting of 42 million units at $0.50 per unit (the “Offering”). Each unit consists of one common share (“Share”) in the capital of the Company and one Share purchase warrant. Each warrant entitles the holder to buy one common share in the capital of the Company at the exercise price of $0.60 during the first year from completion of the financing, or at an exercise price of $0.80 during the second year or at an exercise price of $1.00 during the third year. The third year term of the warrants is conditional upon Rockwell achieving Tier 1 status on the TSX Venture Exchange within the first two years. The Company listed on the TSX in fiscal 2008. A portion of the securities is subject to additional US resale restrictions in the United States. The Company paid cash commissions of $1,215,770.

Financing to raise up to $60 million

In May 2007, the Company completed a private placement and issued 116,007,154 million equity units at a price of $0.52 per unit for aggregate proceeds of up to $60 million, comprised of approximately $50 million to be issued to investors under the brokered offering and $10 million to be issued in a non-brokered offering. Each unit consists of one common share and one share purchase warrant exercisable at $0.70 for a 24 month period from completion. Units issued under the brokered offering were being offered by a syndicate of agents. Closing of the offering occurred on May 9, 2007.

The Company paid cash commissions of $3,877,665, issued 1,093,440 common shares fair valued at $568,588 as compensation to agents as well as 5,772,000 broker warrants fair valued at $1,693,197 to the agents, bringing the total issued common shares to 117,100,594 and total commissions to $6,139,450.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

The net proceeds from the offerings will be used to fund Rockwell’s acquisition of the MORO from Trans Hex, expand production capacity at its Wouterspan operation across the river from the MORO, implement improvements at its other operations, and for general corporate purposes.

$14.5 million private placement financing, January 2008

In January 2008, the Company completed a brokered private placement, which had been announced on November 28, 2007, and issued a total of 24,101,526 Common Shares at a price of $0.60 per share for total proceeds of $14,460,916. The Company issued 500,000 Common Shares and paid a cash fee of $300,000 as finder’s fees relating to the private placement. All shares issued pursuant to the private placement were subject to a hold period that expired on March 31, 2008.

Proceeds from the financing will be used to fund Rockwell’s diamond operations and new project evaluation and development.

1.2.3	Agreements

Durnpike Agreement

On June 30, 2006, the Company entered into an Agreement-in-Principle to acquire interests and/or rights in four alluvial diamond properties in South Africa and the Democratic Republic of Congo (“DRC”). These four properties include the Holpan/Klipdam Property in South Africa, Wouterspan Property in South Africa, Kwango River Project in the DRC and Galputs Minerale Project in South Africa.

Subsequently and pursuant to the terms of the Definitive Agreement, the Company acquired all of the shares and loans in Durnpike, a private South African company, from eight vendors (the “Vendors”) for consideration set forth below, payable in common shares of the Company (“Common Shares”) related to the closing price of the Common Shares on the TSX Venture Exchange on the specified dates described below. Durnpike holds an interest in respect of and/or rights in the four alluvial diamond properties.

The Holpan/Klipdam Property and the Wouterspan Property were indirectly owned by the H.C. Van Wyk Diamante Trust (“Van Wyk Trust”), a business trust registered in South Africa. The Van Wyk Trust held 99% of HC Van Wyk Diamonds Ltd (“HCVW”), a private South African company, and 99% of Klipdam Mining Company Limited (“Klipdam”), a private South African company. The remaining 1% of HCVW and Klipdam was owned by nominees of the Van Wyk Trust. HCVW and Klipdam were collectively referred to as The Van Wyk Diamond Group of companies (“VWDG”).

On July 7, 2006, Durnpike completed the acquisition of an initial 49% of the issued and outstanding shares of HCVW and 51% of the issued and outstanding shares of Klipdam (the “Acquisition Interest”) for South African Rand (“ZAR”) 50 million ($7.8 million) and agreed to pay an additional ZAR30 million ($4.5 million) to the Van Wyk Trust on July 7, 2007.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

To facilitate Durnpike’s payment of ZAR50 million to the Van Wyk Trust on July 7, 2006, the Company advanced a non-interest bearing loan to Durnpike of ZAR50 million (Cdn$7.8 million). This loan is secured by a pledge of Durnpike’s Acquisition Interest. The payment of ZAR30 million was made to the Van Wyk Trust in June 2007.

Durnpike increased its shareholding in HCVW to a 51% controlling interest by (a) subscribing for additional shares in HCVW for the amount of ZAR 1 million ($160,000) and (b) introducing a ZAR 24 million ($3.9 million) working capital loan into VWDG. These conditions were met in January 2007.

The Company also entered into an Exchange Agreement with the Van Wyk Trust to acquire the remaining shareholding of VWDG for ZAR 60 million ($9 million), payable in Common Shares. The Exchange Agreement became effective upon Rockwell completing its listing of the Company’s Common Shares on the JSE Limited (“JSE”) stock exchange. In March 2008, the Company issued Common Shares to the Van Wyk Trust and increased its ownership by 34% to a total of 85% of the VWDG assets.

Pursuant to the Definitive Agreement:

  The Company acquired from the Vendors all of their shares and loans in Durnpike for consideration of ZAR 39.8 million ($6.1 million), payable in common shares of the Company on the earlier of (i) the date of the JSE listing; and (ii) within approximately 12 months from signature of the Definitive Agreement. By virtue of such acquisition, the Company acquired Durnpike’s interests in the four alluvial diamond properties in South Africa and the DRC. The ZAR consideration does not include payment in respect of the Kwango River Project, which payment stands to be made by the Company only when (and if) the feasibility study referred to below has been completed and approved by the board of directors of the Company.

  On November 30, 2007, the Company began trading on the JSE and hence completed its JSE listing condition. Consequently, the Company issued 7,848,663 Common Shares as settlement of its commitment and also 1,676,529 Common Shares as finder fees relating to the Durnpike acquisition.

  The Company has spent C$283,691 on a feasibility study on the Kwango River Project by November 30, 2007. This deadline may be extended to February 29, 2008 at no cost and be further extended to December 31, 2008 by payment of US$1 million in Common Shares. As the deadline of February 29, 2008 was not met, the Company negotiated an extension to such deadline. If the Company wishes to retain the Kwango River Project following completion of the feasibility study, the Company must (i) pay to the Vendors an amount equal to 60% of the net present value of the Kwango River Project Valuation (as determined in terms of the feasibility study and subject to a minimum acquisition cost of US$13 million and a maximum acquisition cost of US$26 million), which payment shall be effected by the issuance of Common Shares and (ii) commit to incur an additional amount of up to US$6 million in expenditures for development of the Kwango River Project within 16 months from the date of completion of the feasibility study. If the Company does not wish to retain the Kwango River Project following completion of the feasibility study, the Definitive Agreement provides for

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Durnpike being divested of such project on certain terms, with the Company nevertheless retaining 100% of the shares in Durnpike (and therefore the indirect interests in the Holpan/Klipdam, Wouterspan and Galputs properties). In such event, the full and final purchase consideration for Durnpike will be limited to the ZAR Consideration.

Durnpike’s interest in the Kwango River Project is constituted by an agreement (“Midamines Agreement”) with Midamines SPRL (“Midamines”), the holder of the exploration permit on the Kwango River Project, to act as contractor on behalf of Midamines to manage and carry out exploration and mining. Durnpike will be entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area.

Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series of recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see note 15(a) to the audited financial statements for the nine months ending February 29, 2008). During the third quarter of 2008 the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession (Permit 331).

All of the Common Shares issued to the Vendors pursuant to the acquisition, other than the Common Shares issued to extend the feasibility study deadline, will be held in escrow for at least nine months from the date of issuance, provided that a limited portion of those escrowed Common Shares may be released to enable the Vendors to meet certain specified obligations.

On January 31, 2007, all the conditions precedent to implementation of the Acquisition as per the Definitive Agreement, were fulfilled. The Company also received the necessary regulatory approvals in Canada and South Africa.

As provided for in the Definitive Agreement, the Company executed an agreement in relation to the acquisition of control of the mineral rights relating to the Galputs Minerale Project. For the Galputs deal to be fulfilled the condition precedent was that the South African Department of Minerals and Energy had to give its written approval to transfer the shares from the vendor to the purchaser by no later than May 31, 2008. Due to the fact that no written approval had been obtained on or before May 31, 2008, the provisions of the agreement shall not be of any force and all parties have been restored to a position as if the agreement had not been entered into.

During the year ended May 31, 2007, a BEE group purchased 15% of the VWDG from the Van Wyk Trust for an amount of ZAR22.5 million ($3.4 million). The BEE company is African Vanguard Resources (Pty) Ltd., the holding company of Richtrau No 136 (Pty) Ltd. During the nine months ended November 30, 2008 the BEE group increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% were at a subscription price of ZAR 17.5 million and the BEE group will also inject ZAR 10.5 million in working capital into the VWDG.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Makoenskloof property acquisition

In conjunction with the acquisition of Durnpike, HCVW had an option agreement to acquire the Makoenskloof alluvial diamond project. The Makoenskloof property is located on the north bank of the Middle Orange River, approximately 20 km from the town of Douglas, South Africa, and 40 km upstream from the Wouterspan diamond operation. As a result of the acquisition of HCVW by Durnpike, and concurrent acquisition of Durnpike by Rockwell, the Company assumed the option to purchase the Makoenskloof property.

In November 2006, HCVW exercised its option to purchase the property and the company that held the mineral rights of the Makoenskloof property. HCVW paid ZAR 5.4 million ($880,000) in January 2007 for the property and mining permits. Pursuant to this option exercise, HCVW also entered into a subcontracting agreement with Folmink Delwery CC to perform bulk sampling, commencing in March 2007. In April 2007, HCVW entered into an agreement to purchase ZAR 21.3 million (approximately $3 million) in plant and equipment from the sub-contractor and to terminate the sub-contracting arrangement. The Company has paid a total consideration of ZAR 19 million ($2.7 million).

The Makoenskloof property is currently on care and maintenance.

Middle Orange River Operations (“MORO”) Agreement

In March 2007, Rockwell and Trans Hex, through its wholly owned subsidiary Trans Hex Operations (Pty) Ltd (“THO”), announced that the companies had entered into an agreement whereby Rockwell’s wholly owned South African subsidiary, Rockwell Resources RSA (Pty) Ltd (“Rockwell RSA”), would acquire two open pit alluvial diamond mines (Saxendrift and Niewejaarskraal) currently on care and maintenance, and three alluvial diamond exploration projects (Kwartelspan, Zwemkuil-Mooidraai, and Remhooget-Holsloot) referred to collectively as the Middle Orange River Operations from Trans Hex (“the Transaction”). Pursuant to the terms of the Transaction, Trans Hex will transfer all its relevant mineral rights and associated assets into a new special purpose vehicle (“Saxendrift Mine Pty (Ltd)”) which Rockwell acquired via Rockwell RSA.

The MORO include:

  the rights to prospect and explore for and/or mine precious stones and/or other minerals and/or metals held directly or indirectly by THO in the Saxendrift area (described above);

  substantial indicated and inferred mineral resources;

  the material plant, machinery, equipment and other movable assets owned and/or used by THO - These operating assets were independently valued by Manhattan Mining Equipment (Pty) Limited in April 2005 at ZAR 53.3 million ($8.0 million);

  the employees of THO in terms of Section 197 of South Africa’s Labour Relations Act of 1995; and

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

  a rehabilitation liability which will be taken over by Rockwell on the basis that the tailings and other heaps of unprocessed diamond bearing middlings gravel and Rooikoppie gravels will be reprocessed by Rockwell to recover contained diamonds. The plan is to process the material and simultaneously rehabilitate these areas.

The Company has paid cash consideration to Trans Hex of ZAR 93.3 million ($12.2 million) and assumed potential liabilities for staff layoffs of ZAR 5 million ($0.6 million) and rehabilitation bonds of ZAR 7.8 million ($1 million). An independent consultant has been appointed to determine the value of the rehabilitation bonds. All payments and liabilities are expected to total $16.2 million, subject to certain final adjustments. Trans Hex will transfer all its relevant mineral rights and associated assets into Saxendrift Mine Pty (Ltd) to be acquired by the Rockwell RSA.

The Transaction was completed in April 2008. Registration of transfer to Saxendrift Mine Pty (Ltd) of the Saxendrift mining right, as well as prospecting rights in respect of the Kwartelspan, Zwemkuil-Mooidraai and part of the Remhoogte-Holsloot projects was obtained. Cession of the Niewejaarskraal mining right is still awaited from the DME, and the Remhoogte prospecting right is in the process of being renewed. Until these rights have been awarded, funds of ZAR 26.8 million allocated for their purchase will be retained in an interest-bearing Trust account. Once the DME has issued the necessary cession and renewal documents, these rights will also be transferred to Rockwell RSA via the Saxendrift Mine Pty (Ltd) and the funds in Trust released to Trans Hex.

Farhom Property

On July 30, 2007, H.C. Van Wyk Diamonds acquired 100% of the shares and shareholder loans of Farhom Mining & Construction (Pty) Ltd for ZAR 10 million ($1.5 million). This company holds the mineral rights over the Farhom farm property. This transaction was concluded in terms of an option granted to HCVW on February 24, 2005 and later amended on July 10, 2007.

1.2.4	Production Properties

Production and Sales – Quarter Comparison

The following is a comparison of the current quarter (ending November 30, 2008) with the quarter ending November 30, 2007.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

PRODUCTION
Operation	3 months ending November 30, 2008			3 months ending November 30, 2007
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	155,759	1290.42	0.83	232,930	1,673.29	0.72
Klipdam	239,245	2,288.88	0.96	142,534	1,256.06	0.88
Wouterspan	189,224	1,568.00	0.83	341,099	2,016.54	0.59
Makoenskloof	-	-	-	136,154	633.28	0.47
Saxendrift	83,632	833.95	1.00	-	-	-
Total	667,860	5,981.25	0.90	852,717	5,579.17	0.65

SALES, REVENUE AND INVENTORY
Operation	3 months ending November 30, 2008				3 months ending November 30, 2007
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	268.43	487,127	1,814.73	1,287.79	2,683.94	2,437,250	908.09	372.00
Klipdam	912.42	11,035,293	12,094.53	2,050.74	2,044.82	1,076,732	526.57	382.94
Wouterspan	313.40	681,760	2,175.37	1,529.26	2,511.57	4,975,788	1,981.15	496.53
Makoenskloof	-	-	-	-	787.93	3,808,122	4,833.07	82.65
Saxendrift	503.69	1,307,412	2,595.67	751.45	-	-	-	-
Total	1,997.94	13,511,592	6,762.76	5,619.24	8,028.26	12,297,892	1,531.83	1,334.12

Production and Sales –Nine Month Comparison

The following is a comparison of the nine months of fiscal 2009 (ending November 30, 2008) with the nine months ending November 30, 2007.

PRODUCTION
Operation	9 months ending November 30, 2008			9 months ending November 30, 2007
	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)	Volume (cubic meters)	Carats	Average grade (carats per 100 cubic meters)
Holpan	512,510	3,869.78	0.76	904,862	6,272.18	0.69
Klipdam	668,674	6,520.90	0.98	599,001	5,256.51	0.88
Wouterspan	552,293	3,896.42	0.71	980,387	6,228.27	0.64
Makoenskloof	-	-	-	199,263	857.81	0.43
Saxendrift	175,441	2,270.99	1.23	-	-	-
Total	1,908,918	16,558.09	0.87	2,683,513	18,614.77	0.69

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

SALES, REVENUE AND INVENTORY
Operation	9 months ending November 30, 2008				9 months ending November 30, 2007
	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)	Sales (carats)	Value of Sales (US$)	Average value (US$ per carat)	Inventory (carats)
Holpan	2,946.42	3,958,748	1,343.58	1,287.79	6,331.00	7,590,633	1,199.96	372.00
Klipdam	4,825.13	18,779,616	3,892.04	2,050.74	5,134.22	7,402,845	1,442.86	382.94
Wouterspan	2,673.86	4,360,884	1,630.93	1,529.26	5,978.55	12,121,715	2,027.53	496.53
Makoenskloof	-	-	-	-	894.85	5,577,090	6,232.62	82.65
Saxendrift	1,520.17	3,274,483	2.154.02	751.45	-	-	-	-
Total	11,965.58	30,373,731	2,538.43	5,619.24	18,338.62	32,692,283	1,782.70	1,334.12

Holpan/Klipdam

The Holpan/Klipdam Property is located 45 km from Kimberley, South Africa. It consists of the contiguous Holpan 161 farm and Klipdam 157 farm, covering an area of 3,836 hectares. The production from Holpan and Klipdam is accounted for separately because they are separate operating entities.

Quarter ending November 30, 2008

Production at Holpan in the quarter was 1,290.42 carats from 155,759 cubic meters (288,154 tonnes) of gravels processed, compared with 1,673.29 carats from 232,930 cubic meters (430,920 tonnes) of gravels processed in the quarter ending November 30, 2007.

Sales from Holpan were 268.43 carats at an average value of US$1,814.73 per carat, a decrease in carats from the 2,683.94 carats at an average value per carat of US$908.09 sold in the quarter ending November 30, 2007.

Production at Klipdam was 2,288.88 carats from 239,245 cubic meters (442,603 tonnes) of gravels, compared to 1,256.06 carats from 142,534 cubic meters (263,686 tonnes) of gravels produced in the quarter ending November 30, 2007.

Sales from Klipdam were 912.42 carats at an average value of US$12,094.53 per carat, which included the sale of an exceptional 189.6 carat white stone for approximately US$10.2 million, a decrease in carats and increase in value compared to 2,044.82 carats at an average value per carat of US$526.57 in the quarter ending November 30, 2007.

Nine months ending November 30, 2008

Production at Holpan over the nine months was 3,869.78 carats from 512,510 cubic meters (948,143 tonnes) of gravels processed, compared with 6,272.18 carats from 904,862 cubic meters (1,681,394 tonnes) of gravels processed in the nine months ending November 30, 2007.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Sales from Holpan were 2,946.42 carats at an average value of US$1,343.58 per carat, a decrease in carat sales and increase in value per carat sold from 6,311.00 carats at an average value of US$1,199.96 per carat in the period ending November 30, 2007.

The inventory at Holpan is 1,287.79 carats.

In the first nine months of the 2009 fiscal year, production at Klipdam was 6,520.90 carats from 668,674 cubic meters (1,237,046 tonnes) of gravels, compared to 5,256.51 carats from 599,001 cubic meters (1,109,151 tonnes) of gravels produced in the quarter ending November 30, 2007.

Sales from Klipdam were 4,825.13 carats at an average value of US$3,892.04 per carat, a decrease in carats sold but an increase in value per carat sold from 5,134.22 carats at an average value of US$1,442.86 per carat in the period ending November 30, 2007.

There is an inventory of 2,050.74 carats for Klipdam.

Wouterspan

The Wouterspan Property is located near Douglas, South Africa. It comprises portions, totalling 969.4 hectares, of the Lanyon Vale 376 farm. Operations are taking place on three portions of the property called the Farhom, Okapi, and Stofdraai farms, exploiting the Rooikoppie and Primary gravel units.

Quarter ending November 30, 2008

During the quarter, the property produced 1,568.00 carats from 189,224 cubic meters (397,370 tonnes) of gravels, a decrease from 2,016.54 carats produced and 341,099 cubic meters (716,307 tonnes) of gravels processed in the quarter ended November 30, 2007.

Sales from Wouterspan were 313.40 carats at an average price of US$2,175.37 per carat, compared to 2,511.57 carats sold at an average value per carat of US$1,981.15 in the quarter ending November 30, 2007.

Nine months ending November 30, 2008

During the first nine months of the fiscal 2009 year, the property produced 3,896.42 carats from 552,293 cubic meters (1,159,815 tonnes) of gravels, a decrease from 6,228.27 carats produced and 980,387 cubic meters (2,058,812 tonnes) of gravels processed in the nine months ending November 30, 2007.

Sales from Wouterspan were 2,673.86 carats at an average price of US$1,630.93 per carat, a decrease in carats and value per carat sold from 5,978.55 carats at an average value of US$2,027.53 per carat in the nine months ending November 30, 2007.

The inventory at Wouterspan is 1,529.26 carats.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Saxendrift Property

The Saxendrift property is located on the south bank of the Middle Orange River and adjacent to the Wouterspan diamond operation. The Company acquired and re-commissioned an existing small pan plant on the property in the first quarter of fiscal 2009.

Quarter ending November 30, 2008

During the quarter, the property produced 833.95 carats from 836.32 cubic meters (169,766 tonnes) of gravels. In the 3rd quarter, 503.69 carats were sold at an average price of US$2,595.67 per carat.

Nine months ending November 30, 2008

During the nine month period, 2,270.99 carats were recovered from 175,441 cubic meters (365,543 tonnes) of gravels during re-commissioning.

During the nine months 1,520.17 carats were sold at an average value of $2,154.02.

The inventory at Saxendrift is 751.45 carats.

Production Costs

The average operating cost during the quarter was US$4.09 per tonne (excluding Saxendrift, which is currently in a ramp-up phase, it is US$8.80), an increase from US$3.80 per tonne in the quarter ending November 30, 2007.

The average operating cost over nine months was US$4.41 per tonne (excluding Saxendrift, which is currently in a ramp-up phase, it is US$9.15), an increase from US$3.69 per tonne in the nine months ending November 30, 2007.

1.2.5	Exploration and Development Properties

Middle Orange River Operations

In addition to the Saxendrift mine (see production above) and the past producing Niewejaarskraal mine, the MORO properties include Kwartelspan, Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot prospecting projects, totaling approximately 14,950 hectares.

The Niewejaarskraal Mine was operated from 2002-2006 by Trans Hex. It has been on care and maintenance since late 2006. Once the final permitting has been acquired for Niewejaarskraal, Rockwell’s Project Team will be tasked with the construction and recommissioning of this mine.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Trans Hex also conducted exploration and evaluation work on several large alluvial gravel terraces on the Kwartelspan property, located to the north-east of Saxendrift, and on the Vieglandsput, Zwemkuil-Mooidraai and Remhoogte-Holsloot properties, located to the south-west of Niewejaarskraal. The exploration work included reverse circulation drilling, trenching and bulk sampling.

Rockwell has a current plan for exploration activities at Kwartelspan and Saxendrift. It will assess and implement plans for the other properties once

Kwango River Project, DRC

The Kwango River Project comprises approximately 109 square km within Exploitation Permit Number 331 (“PPE331”) held by Midamines, a DRC company. Durnpike has an option agreement with Midamines (“Midamines Agreement”) to manage and carry out exploration and mining on a portion of PPE331, as contractor for and on behalf of Midamines, and is entitled to an 80% share of the net revenue from the sale of any diamonds produced from the contract area. PPE 331, issued in December 2003, is valid until January 2017 (and is renewable for a second term) and allows the holder to conduct exploration, develop and exploit the deposit as well as market the diamonds produced from the deposit according to local government requirements and the Kimberley process.

The Project encompasses over 75 km of river frontage and also extends across elevated, palaeo-river terraces. Alluvial diamond deposits occur as gravel assemblages within the modern Kwango River, underlying its banks and in the adjacent terraces, which are being mined by small scale operations.

In 2007, the Company advanced the logistical activities for its planned exploration and bulk sampling initiative with Midamines, established a working base in Kinshasa and conducted geophysical and other investigations on site. No work was done in fiscal 2009.

One of the 50% shareholders of Midamines has, subsequent to the conclusion of the Midamines Agreement denied the validity of that agreement. The other 50% shareholder disputes this view and remains committed to the Midamines Agreement. Due to this dispute, Midamines has not afforded Durnpike access to the site, and assistance as regards its proposed operations on the site, in the manner contemplated in the Midamines Agreement. This failure has significantly delayed the Company’s proposed operations on the site, and it is consequently the Company’s position that the required royalty payments have become suspended for the duration of the dispute.

The Company obtained formal legal advice from counsel to evaluate remedies. During the third quarter of fiscal 2008 the Company paid consideration of $600,000 to Midamines in order to increase the size of the concession. The Company also attempted to initiate small prospecting activities on the Midamines during the second and third quarter of fiscal 2009. However problems were again encountered in respect of access to the project area which resulted in Rockwell giving notice to Midamines to terminate the project. Rockwell has engaged appropriate legal counsel to address this situation, and although the outcome is currently not determinable the project is not a material operation of the Company.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Ricardo Property, Chile

The Company held a 100% interest in the Ricardo Property, a copper prospect located within the Calama Mining District, Chile that it acquired in 1998. Exploration was carried out by two companies who optioned the property in 2000 and 2004. Since that time, Rockwell has sought partners to continue exploration or to divest of the property. In July 2008, the Ricardo property was acquired by Hunter Dickinson Acquisitions Inc., a company with certain directors and officers in common.

1.2.6	Diamond Market Trends

In the quarter ended November 30, 2008, market demand continued to decrease as retailers continued to resist committing their limited capital towards polished diamond inventory. This situation was caused by world financial crisis and banks not lending money to retailers to purchase new stock until their debt had been reduced. This had an immediate effect on their ability to purchase rough diamonds.

Diamond Traders have experienced these ‘slow downs’ in the past, so the industry remained calm and there was a limited amount of forced selling, so although there was a limited amount of trade in polished stones, polished prices did not decrease markedly.

However, demand on the secondary rough diamond market ceased, and first hand buyers that purchased from producers like Diamond Trading Company (DTC) and Alrosa turned down a large percentage of their allotments.

Producers felt the effects of this reluctance to purchase rough diamonds. Any purchases made on the secondary market during this quarter were opportunistic and at prices well below market value. This has allowed the buyers to sit on the stock until such time the market begins trading again.

The world’s producers, particularly the two largest De Beers and Alrosa, immediately reduced production.

De Beers launched their largest ever campaign, called Enduring Value, to drive consumer demand for diamond jewellery.

India enforced a month-long ban on imports of rough stones, effective November 25. Diamond market leaders asked the industry to exercise caution and be responsible until such time as there is stability in financial markets.

Auctions, primarily via Sotheby’s and Christie’s, have continued to receive interest from private buyers which have been successful in their bids of special and rare jewellery, due to the absence of diamond traders. High net worth individuals still invest in diamonds and interest in rare diamonds continues to be stable.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

Rockwell sold via tender in September and achieved its reserve prices - an excellent result. In October, a further four diamonds were sold into the Steinmetz Diamond Group beneficiation joint venture. This result was satisfying as the world’s market prices had continued to slide. Thereafter, the diamond market continued to decrease. The Company cancelled its October and November tender sales but intends to continue to review diamond markets and return to sales in fourth quarter.

During the third quarter, polished diamonds were sold through the Steinmetz Diamond Group agreement. Three exceptional yellow gemstones were sold, resulting in additional revenues of approximately $2 million.

Rockwell shut down its operations at the end of November. All diamond producers, worldwide, have reduced their production. The industry is waiting for the results of holiday sales before the restocking of any inventory will take place. In addition, once this assessment has been made, producers should have a better insight into the diamond prices.

As a result of reduced production, stability is expected to return to the markets and a return to trade at reduced prices will occur. Rockwell management is confident of its ability to sustain its operations even under these changes in rough diamond prices. Subsequent to its extended Christmas period shutdown (November 27 to January 5), Rockwell elected to continue the shutdown until January 31st, 2009 in order to conserve cash and have additional time to ascertain conditions in the rough diamond market.

1.3	Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and are expressed in Canadian dollars except common shares outstanding.

	Nine months ended	Years ended
Balance Sheets	February 29, 2008	May 31, 2007	May 31, 2006
Current assets	$38,596,562	$56,142,572	$256,456
Mineral properties	25,247,937	24,121,855	1
Other assets	69,848,625	49,341,956	32,190
Total assets	133,693,124	129,606,383	288,647

Current liabilities	12,502,301	29,399,774	1,146,070
Other liabilities	34,076,016	28,613,767	–
Shareholders’ equity (deficiency)	87,114,807	71,592,842	(857,423)
Total liabilities and shareholders’ equity	133,693,124	129,606,383	288,647
	Nine months ended	Years ended
Statement of Operations	February 29, 2008	May 31, 2007	May 31, 2006
Revenue	$36,149,308	$10,103,328	$–
Mine site operating costs	(22,730,271)	(8,974,742)	–
Amortization and depletion	(6,533,941)	(2,074,415)	–
Operating profit (loss)	6,885,096	(945,829)	–

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

	Nine months ended	Years ended
	February 29, 2008	May 31, 2007	May 31, 2006
Expenses
Accretion of reclamation obligation	464,316	55,471	–
Exploration	604,169	1,371,351	307,390
Foreign exchange loss (gain)	(751,318)	(3,580,364)	(46,881)
Legal, accounting and audit	790,725	691,759	175,782
Office and administration	2,697,077	2,993,453	489,015
Property Investigations	–	–	399,006
Shareholder communications	198,985	200,574	32,130
Stock-based compensation	1,826,317	79,623	83,516
Travel and conference	654,705	666,194	132,645
Transfer agent filings	544,232	176,530	20,843
Subtotal	7,029,208	2,654,591	1,593,446
Gain on sale of marketable securities	–	–	(56,585)
Loss on disposal of equipment	402,411	94,621	–
Interest income	(1,118,396)	(372,149)	(2,172)
Interest on capital leases	1,289,385	433,125	–
Convertible note accretion and interest expense	270,976	2,466,839	–
Loss on early extinguishment convertible promissory notes	–	137,957	–
Write-off of amounts receivable	18,360	224,942	–
Write-down of marketable securities	–	1	19,128
Write-down of mineral property interests	–	–	46,856
	862,736	2,985,336	1,600,673
Loss before income taxes	1,006,848	6,585,756	1,600,673
Income tax expense	179,290	–	–
Future income tax (recovery) expense	2,261,110	(635,773)	–
Loss before non-controlling interest	3,447,248	5,949,983	1,600,673
Non-controlling interest	5,955,779	415,159	–
Loss for the year ended	9,403,027	6,365,142	1,600,673
Basic and diluted loss per common share	$(0.05)	$(0.11)	$(0.07)
Weighted average number of common shares outstanding	196,428,551	55,418,242	23,640,123

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.4	Summary of Quarterly Results

Expressed in thousands of Canadian dollars, except per-share amounts. Minor differences are due to rounding.

	Nov 30	Aug 31	May 31	Feb 29	Nov 30	Aug 31	May 31		Feb 28
	2008	2008	2008	2008	2007	2007	2007		2007
Current assets	$22,830	$21,757	$27,190	$38,597	$36,823	$46,861	$56,143		$25,751
Mineral properties	36,831	37,386	36,592	25,248	24,928	25,589	24,122		18,788
Other assets	85,330	80,146	74,621	69,848	66,544	55,997	49,342		36,884
Total assets	144,991	139,289	138,403	133,693	128,295	128,447	129,606		81,423

Current liabilities	14,814	17,369	15,353	12,502	17,173	23,899	29,400		43,261
Other liabilities	32,171	28,942	28,194	34,076	30,395	32,297	28,613		21,966
Shareholders’ equity (deficiency)	98,006	92,979	94,856	87,115	80,727	72,251	71,593		16,196

Total liabilities and shareholders' equity	144,991	139,289	138,403	133,693	128,295	128,447	139,606		81,423

Working capital (deficit)	8,017	4,388	11,837	26,905	19,650	22,962	26,743		(17,510)

Revenue	16,126	10,168	7,331	9,802	12,125	14,222	7,684		2,419
Mine site operating costs	(3,710)	(7,651)	(4,609)	(7,350)	(9,571)	(5,809)	(7,100)		(1,874)
Amortization	(2,864)	(2,673)	(2,574)	(2,418)	(2,141)	(1,975)	(1,680)		(395)
Operating profit (loss)	9,552	(155)	148	34	413	6,438	(1,096)		150

Expenses
Accretion of reclamation obligation	95	99	69	378	28	59	55		–
Exploration	96	(33)	304	174	127	304	162		508
Foreign exchange	(903)	831	(206)	16	(126)	(641)	(2,856)		(336)
Legal, accounting and audit	678	640	137	472	253	66	403		(252)
Office and administration	689	868	972	1,147	850	700	1,651		621
Shareholder communications	173	119	80	65	64	69	57		53
Stock-based compensation	499	373	686	1,177	617	32	8		16
Travel and conference	139	108	212	382	147	126	285		120
Transfer agent filings	28	35	10	439	98	7	56		23
Subtotal	1,494	3,038	2,263	4,250	2,058	721	(179)		754
Gain on investments	–	–	–	–	–	–	16		(16)
Write-off of amounts receivable	–	–	–	18	–	–	225		–
Loss (gain) on disposal of equipment	(6)	284	21	424	3	(25)	82		12
Interest income	(357)	(742)	(1,381)	(447)	(186)	(486)	(222)		(97)
Interest on capital leases	335	440	463	391	427	471	433		–
Accretion and interest expense	452	163	86	84	102	86	610		356
Loss on early retirement of convertible note	–	–	–	–	–	–	–		–
Profit (loss) before income taxes	7,635	(3,339)	(1,304)	(4,687)	(1,991)	5,671	(2,061)		(859)
Future income tax recovery (expense)	134	703	414	698	26	(1,768)	646		(10)
Profit (loss) before non-controlling interest	7,769	(2,636)	(890)	(5,385)	(1,965)	3,903	(1,415)		(868)
Non-controlling interest	(3,241)	589	88	(3,322)	837	(3,472)	(506)		91
Profit (loss) for the period	$4,528	$(2,047)	$(801)	$(8,707)	$(1,128)	$431	$(1,921)		$(777)
Loss from discontinued operation	–	(203)	–	–	–	–	–		–
Net Income (Loss)	$4,528	$(2,250)	$(801)	$(8,707)	$(1,128)	$431	$(1,921)		$(777)

Basic and diluted profit (loss) per share	$0.02	$(0.01)	$(0.003)	$(0.04)	$0.00	$0.00	$(0.03)	$	(0.01)
Weighted average number of common shares outstanding (thousands)	238,042	238,042	237,731	223,891	187,817	187,132	99,614		68,307

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.5	Results of Operations

The Company had a profit of $1,476,348 for the nine month period ended November 30, 2008 compared to a net loss of $2,617,626 for the comparable period in the prior year. The loss turnaround during the period is mainly due to a decrease in cost of sales of $15,968,735 incurred during the nine month period ending November 30, 2008 compared to the cost of sales of $22,480,571 recorded during the nine month period ending November 30, 2007. This decrease in cost of sales is despite the high inflation of 12.4% in South Africa, and the increase in the wage bill and fuel, oil and steel prices. The cost of sales for nine month period ending November 30, 2007 also only had mining costs for three mines, but the comparable period ending November 30, 2008 had mining costs for four operating mines.

During the nine months ended November 30, 2008, the Company realized diamond sales of $33,394,914 compared to $33,955,084 for the comparable period in the prior year, this decrease is as a result of industrial action at the mines during July and August 2008 during which time production fell by approximately 55%. Mine site operating costs for the nine months ended November 30, 2008 amounted to $15,968,735 (nine months ended November 30, 2007 - $22,480,571), which excludes amortization and depletion charges of $8,111,115 (nine months ended November 30, 2007 – $5,795,726).

Exploration expenses (excluding stock-based compensation) decreased to $367,170 for the nine months ended November 30, 2008 compared to $592,908 for the same period in the prior year. This decrease is due to less engineering activities and property assessment fees performed during the nine month period ended November 30, 2008 on South African diamond properties and the Kwango River Project in the DRC.

A foreign exchange gain of $277,955 was recorded for the nine months ended November 30, 2008 compared to a foreign exchange gain of $3,623,774 for the same period in the previous year due to a higher amount of South African denominated liabilities and the strengthening of the Canadian dollar.

Administrative costs for the nine months ended November 30, 2008 decreased to $2,528,638 in comparison to $3,201,820 incurred in for the same period in the prior year, primarily due to centralized administration and salary expenses which are in line with those in the market. Travel and conference expenses amounted to $458,782 for the nine months ended November 30, 2008 compared to $558,469 for the same period in the previous year. Legal, accounting and audit expenses for the nine months ended November 30, 2008 amounted to $1,454,927 compared to $720,775 incurred for the same period in the prior year. This increase was due to increased legal services in the current period as a result of the hostile takeover bid brought against Rockwell Diamonds.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Stock-based compensation increased to $1,557,517 for the nine months ending November 30, 2008 in comparison to $656,432 for the same period in the previous year due to an increase in the number of options granted during fiscal 2008.

Interest expenses decreased to $700,894 for the nine months ended November 30, 2008, compared to $797,723 for the nine months ended November 30, 2007, mainly due to the accretion and interest charges relating to the issuance of the convertible promissory notes incurred during the period ended November 30, 2007.

1.6	Liquidity

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements to sophisticated investors and institutions. The Company has issued common share capital in each of the past few years, pursuant to private placement financings and the exercise of warrants and options. The Company's access to exploration financing, when the financing is not transaction specific, is always uncertain. There can be no assurance of continued access to significant equity funding.

At November 30, 2008, the Company had a working capital of $8,016,685 compared to working capital of $26,094,261 at February 29, 2008.

Effective March 1, 2008, the Company increased its ownership of VWDG and Klipdam by 34% resulting to an 85% interest by issuing 14,285,715 common shares of the Company pursuant to the June 2006 Durnpike Definitive Agreement. During the period ended November 30, 2008 the BEE group increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG. This additional 11% were at a subscription price of ZAR 17.5 million and the BEE group will also inject ZAR 10.5 million in working capital into the VWDG.

The Company has the following payment commitments: (a) minimum lease payments of ZAR75 million ($9.2 million) in instalments up to the year 2011 to various financial institutions for plant and equipment (c) Remaining acquisition payment of ZAR27.5 million ($3.4 million) to Trans Hex following the acquisition of Saxendrift Mine (Pty) Ltd. subject to the anticipated grant of Ministerial Consent to the cession of each of the Outstanding Mining Rights to the Company and registration of cession of such rights in its name.

Other than described above the Company has no "Purchase Obligations" defined as any agreement to purchase goods or services that is enforceable and legally binding on the Company that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.7	Capital Resources

As described in 1.2.2 Financings, the Company did not complete any debt financings during the period, however the Company has sufficient funds available to meet its capital expenditure requirements.

In January 2008, the Company completed a $14.5 million private placement which will be used to fund Rockwell’s diamond operations and new project evaluation and development (described in item 1.2.2 Financings).

As at November 30, 2008, the Company has the following capital expenditure commitments:

a)	Pursuant to the Definitive Agreement, the Company is required to spend US$7 million on a feasibility study on the Kwango River Project by November 30, 2007. This deadline was extended due to delays in the ability of Rockwell to initiate evaluation work on the Kwango River. In addition, Under the Midamines Agreement, Durnpike agreed to certain minimum royalty payments being made to Midamines. These royalties take the form of a series or recurring annual minimum royalty payments of US$1,200,000 per annum (commencing on December 31, 2007). (As to the enforceability of this commitment in light of developments pertaining to the Midamines Agreement, see Kwango River Discussion at 1.2.5 Exploration and Development Properties – Kwango River Project);

b)	Pursuant to the Exchange Agreement (described in item 1.2.2 Financings) the Company issued Common Shares to the Van Wyk Trust and increased its ownership by 34 % to a total of 85% of the VWDG assets.

c)

During the nine months ending November 30, 2008, the BEE group increased its shareholding from 15% to 26% by subscribing for an additional 11% shares in the VWDG at a subscription price of ZAR17.5 million and are to inject ZAR10.5 million in working capital into the VWDG.

d)

Other than already described, the Company had no commitments for capital expenditures and no lines of credit or other sources of financing which have been arranged but as yet unused as at November 30, 2008.

1.8	Off-Balance Sheet Arrangements

None.

ROCKWELL DIAMONDS INC.
THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008
MANAGEMENT'S DISCUSSION AND ANALYSIS

1.9	Transactions with Related Parties

Balances payable	As at November 30, 2008	As at February 29, 2008
Banzi Trading (h)	$5,227	$–
Jakes Tyres (i)	93,678	49,604
Hunter Dickinson Services Inc. (a)	51,556
	$150,461	$49,604
Balances receivable

Hunter Dickinson Services Inc. (a)	$–	$78,504
Flawless Diamonds Trading House (g)	1,881,778	477,298
Banzi Trade 26 (Pty) Ltd (h)	34,744	33,744
Diacor CC (k)	31,952	3,888
	$1,948,474	$593,434

	Three months ended		Nine months ended
		November 30		November 30
Transactions	2008	2007	2008	2007
Services rendered and expenses reimbursed:
Hunter Dickinson Services Inc. (a)	$316,304	$283,436	$697,012	$816,459
Euro-American Capital Corporation (b)	–	6,208	–	20,208
CEC Engineering (c)	10,349	17,641	24,638	47,364
Jeffrey B Traders CC (d)	–	13,185	–	82,143
Seven Bridges Trading (e)	29,649	19,277	96,499	52,882
Cashmere Trading (f)	–	119,544	18,970	284,240
Banzi Trade 26 (Pty) Ltd (h)	12,732	5,064	25,095	261,158
Jakes Tyres (i)	96,593	737,538	438,781	1,140,771
AA Van Wyk (j)	–	–	–	326,956
Diacor CC (k)	677	–	36,311	–
Sales rendered to:
Flawless Diamonds Trading House (g)	$16,226,715	$12,072,363	$33,394,914	$33,955,084

Related Party transactions are explained below. These arrangements and transactions have typically been established to provide professional and cost effective services and resources to Rockwell. In particular these services relate to the remote areas in which some of Rockwell’s operations are located and have also been established to address security and social responsibility requirements. In remote areas it is difficult to obtain key services and make purchases of certain supplies on an as needed

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

basis. Likewise security consideration is paramount given the high value product produced by the Company.

(a)

Hunter Dickinson Services Inc. (“HDSI”) is a private company equally owned by several public companies, one of which is Rockwell, and has certain directors in common with the Company. HDSI provides geological, technical, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company on a full cost recovery market related basis pursuant to an agreement dated June 1, 2008. There are no specific terms of repayment.

(b)

Euro-American Capital Corporation is a private company controlled by Rene Carrier, a director of the Company, which provided management services to the Company at market rates for those services, until February 29, 2008. Rene Carrier resigned as a Director in November 2008.

(c)	CEC Engineering Ltd. is a private company owned by David Copeland, Chairman and a director of the Company, which provides engineering and project management services at market rates.

(d)

Jeffrey B Traders CC is a private company controlled by Jeffrey Brenner, a former director and employee of the Company, which provided management and specialized diamond marketing services to the Company at market rates, until February 29, 2008.

(e)

Seven Bridges Trading is a wholly owned subsidiary of Randgold Resources, a public company where Mark Bristow, a director of the Company, serves in an executive capacity. Seven Bridges Trading provides office, conferencing, information technology, and other administrative and management services at market rates to the Company’s South African subsidiaries.

(f)

Cashmere Trading is a private company owned by Hennie Van Wyk, an officer of the Company, which provides helicopter services for the movement of product on an ad-hoc basis at competitive market rates thereby providing benefits to the company and its employees in respect of secure transport of high value product and reduced insurance premiums.

(g)

Flawless Diamonds Trading House (“Flawless”) is a private company where certain directors, former directors and officers of the Company, namely, Messr. Brenner, J W nad D M Bristow and Van Wyk, are shareholders of. Flawless is a registered diamond broker which provides specialist diamond valuation, marketing and tender sales services to the Company for a fixed fee of 1% of turnover which is below the market rate charged by similar tender houses.

(h)

Banzi Trade 26 (Pty) Ltd (“Banzi”) is 49% owned by HC van Wyk Diamonds Ltd and 51% by Bokomoso Trust. Banzi is an empowered private company established to provide self sustaining job creation programs to local communities as part of the company’s Social and Labour Plan which is required in terms of the Minerals and Petroleum Resources

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Development Act (“MPRDA”) Banzi provides the Company with buildings materials at market rates.

(i)

Jakes Tyres is a private company with certain directors and officers ( H C van Wyk) in common with the Company that provides tyres, tyre repair services and consumables at market rates to Rockwell’s remote Middle Orange River operations.

(j)	AA Van Wyk is a private company owned by a party related to the directors and officers of the Company, which provided contract mining services at market rates until February 29, 2008.

(k)	Diacor CC is a private company of which H C van Wyk is a directors from which Company has purchased consumable materials at market rates.

1.10	Fourth Quarter

Not applicable.

1.11	Proposed Transactions

Please refer to the discussion of the proposed transaction in Section 1.2.3 Acquisitions.

1.12	Critical Accounting Estimates

The Company's accounting policies are presented in note 3 of the consolidated financial statements for the nine month period ended February 29, 2008, which have been publicly filed on SEDAR at www.sedar.com and as presented in changes in accounting policies item 1.13 The preparation of consolidated financial statements in accordance with generally accepted accounting principles requires management to select accounting policies and make estimates. Such estimates may have a significant impact on the financial statements. These estimates include:

  mineral resources and reserves,
  the carrying values of property, plant and equipment,
  restoration costs following completion of the mining activities, and the valuation of stock-based compensation expense.

Actual amounts could differ from the estimates used and, accordingly, affect the results of operation.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Mineral resources and reserves, and the carrying values of property, plant and equipment

Mineral resources and reserves are estimated by professional geologists and engineers in accordance with recognized industry, professional and regulatory standards. These estimates require inputs such as future metals prices, future operating costs, and various technical geological, engineering, and construction parameters. Changes in any of these inputs could cause a significant change in the estimated resources and reserves which, in turn, could have a material effect on the carrying value of property, plant and equipment.

Site restoration costs

Upon the completion of any mining activities, the Company will ordinarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. The estimated costs of these reclamation activities are dependent on labour costs, the environmental impacts of the Company's operations, the effectiveness of the chosen reclamation techniques, and applicable government environmental standards. Changes in any of these factors could cause a significant change in the reclamation expense charged in a period.

Stock-based compensation expense

From time to time, the Company may grant share purchase options to employees, directors, and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise, and interest rates. Changes in any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

1.13	Changes in Accounting Policies including Initial Adoption

(a)	The following accounting policies were adopted during the 3 months ended May 31, 2008:

	(i)	Section 1535 – Capital Disclosures

This standard requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any externally imposed capital requirements and, if it has not complied, the consequences of such non-compliance.

	(ii)	Financial Instruments – Disclosure (Section 3862) and Presentation (Section 3863)

These standards replace CICA 3861, Financial Instruments – Disclosure and Presentation. They increase the disclosures previously required, which will enable users to evaluate the significance

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

of financial instruments for an entity's financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must provide information about the extent to which the entity is exposed to risk, based on information provided internally to the entity’s key management personnel.

(iii) Amendments to Section 1400 – Going Concern

CICA 1400, General Standards of Financial Statement Presentation, was amended to include requirements to assess and disclose an entity's ability to continue as a going concern. The new requirements are effective for the Company’s 2009 fiscal year. The Company’s assessment and disclosure of its ability to continue as a going concern is disclosed in Note 1 of the interim consolidated financial statements fore the period ended May 31, 2008.

(iv) Inventories (Section 3031)

This standard replaces the existing Section 3030 with the same title and will harmonize accounting for inventories under Canadian GAAP with International Financial Reporting Standards ("IFRS"). This standard requires that inventories be measured at the lower of cost and net realizable value, and includes guidance on the determination of cost, including the allocation of overheads and other costs. The standard also requires that similar inventories within a consolidated group be measured using the same method. It also requires the reversal of previous write-downs to net realizable value when there is a subsequent increase in the value of inventories. This new section is effective for the Company’s 2009 fiscal year. Upon adoption of this standard, the Company concluded that there were no material differences between the new standard and the Company’s current accounting policy for its diamond and supplies inventory.

(b)	Accounting Policies Not Yet Adopted

(i) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canadian GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of March 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended February 28, 2011. While the Company has begun assessing the impact of adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

(ii) Goodwill and Intangibles - Section 3064

The AcSB issued CICA Handbook Section 3064 which replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. This new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill remain unchanged from the standards included in the previous Section 3062. The section applies to interim and annual financial statements issued on or after January 1, 2009. Section 3064 is not expected to have a significant impact on the financial statement.

1.14	Financial Instruments and Other Instruments

The carrying value of the Company’s cash and equivalents, amounts receivable, restricted cash, trade receivable from a related party, reclamation deposits accounts payable and accrued liabilities, due to/from related parties and capital lease obligations approximate their fair values.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial market and financial instrument related risk, including credit risk, liquidity risk, foreign exchange risk, interest risk and commodity price risk. It is also exposed to the diamond market.

Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s credit risk is primarily attributable to its liquid financial assets including cash and equivalents, accounts receivable and trade receivable from a related party. The Company limits exposure to credit risk on liquid financial assets through maintaining its cash and equivalents with high-credit quality financial institutions. The carrying value of the Company’s cash and cash equivalents, accounts receivable and trade receivable from a related party represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

Liquidity Risk

Liquidity risk is the risk that the company will not be able to meet its financial obligations as they fall due. The Company ensures that there is sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely requirements for the foreseeable future. The Company’s cash and equivalents are invested in business accounts which are available on demand for the Company’s programs, and which are not invested in any asset backed deposits/investments.

The Company operates in South Africa. Like other foreign entities operating there, the Company is subject to currency exchange controls administered by the South African Reserve Bank, that country's central bank. A significant portion of the Company's funding structure for its South African operations consists of advancing loans to its South Africa incorporated subsidiaries and it is possible the Company may not be able to acceptably repatriate such funds once those subsidiaries are able to repay the loans or repatriate other funds such as operating profits should any develop. The repatriation of cash held in South Africa is permitted upon the approval of the South African Reserve Bank. Cash balances in South Africa are the Rand balances disclosed below.

Foreign Exchange Risk

In the normal course of business, the Company enters into transactions for the purchase of supplies and services denominated in South African Rand (“ZAR”). In addition, the Company has cash and certain liabilities denominated in South African Rand. As a result, the Company is subject to foreign exchange risk from fluctuations in foreign exchange rates. The Company has not entered into any derivative or other financial instruments to mitigate this foreign exchange risk.

Capital Market Risk

The Company is operating in an uncertain and volatile capital market environment which presents risks in respect of the Company being able to raise equity or debt to finance existing or new projects, or pursue growth opportunities through acquisition

Diamond Market

Subsequent to September 2008 the international diamond market has softened as a consequence of the credit crunch and the volatility and uncertainty in the banking and financial market sector. Sales of rough diamonds have slowed and prices have weakened and this situation could have an impact of Rockwell’s business going forward.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15	Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

1.15.1	Additional Disclosure for Venture Issuers Without Significant Revenue

Not applicable. The Company is not a venture issuer.

1.15.2	Disclosure of Outstanding Share Data

The following details the share capital structure as at January 14th, 2009, which is the date of this MD&A. These figures may be subject to minor accounting adjustments prior to presentation in future consolidated financial statements.

		Exercise
	Expiry date	price	Number	Number
Common shares				238,041,569

Share purchase options
	July 10, 2010	$ 0.68	200,000
	September 24, 2012	$ 0.62	5,903,000
	November 14, 2012	$ 0.63	1,106,500
	June 20, 2011	$ 0.45	1,016,666	8,226,166

Warrants	November 22, 2009	$ 1.00	39,600,000
	May 9, 2009	$ 0.70	121,779,154	161,379,154

1.15.3	Internal Controls over Financial Reporting Procedures

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There have been no significant changes in internal controls over financial reporting during the quarter ended November 30, 2008 that could have materially affected or are reasonably likely to materially affect the Company’s internal control over financial reporting.

ROCKWELL DIAMONDS INC.

THREE AND NINE MONTHS ENDED NOVEMBER 30, 2008

MANAGEMENT'S DISCUSSION AND ANALYSIS

1.15.4	Disclosure Controls and Procedures

The Company has disclosure controls and procedures in place to provide reasonable assurance that any information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company’s management so that decisions can be made about timely disclosure of that information.

There have been no significant changes in the Company's disclosure controls during the quarter ended November 30, 2008 that could significantly affect disclosure controls subsequent to the date the Company carried out its last evaluation.